

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2024

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
7404 King George Blvd., Suite 200, King's Cross
Surrey, British Columbia V3W 1N6, Canada

> **Re: Siyata Mobile Inc.**
> **Registration Statement on Form F-1**
> **Filed August 2, 2024**
> **File No. 333-281218**

Dear Marc Seelenfreund:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim at 202-551-3297 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Ross David Carmel, Esq,